92 Pitts Bay Road

Pembroke, HM 08

P.O. Box HM 1254

Hamilton HM FX, Bermuda

July 2, 2018

VIA EDGAR

Ms. Cecilia Blye, Chief

Office of Global Security Risk

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Letter Dated June 29, 2018
AXIS Capital Holdings Limited
Form 10-K for Fiscal Year Ended December 31, 2017
File No. 001-31721

Dear Ms. Blye:

This letter is in response to your correspondence dated June 29, 2018 concerning the filing listed above for AXIS Capital Holdings Limited. In that letter, you asked that we respond within ten business days or advise the staff when we will respond. As discussed between my colleague, Conrad Brooks, and Mr. Daniel Leslie of your office, this letter serves as our notice to you that we expect to provide our response no later than July 27, 2018. In the meantime, please do not hesitate to contact me. I can be reached at (441) 405-2604.

Sincerely,

/s/ Peter J. Vogt

Peter J. Vogt

Executive Vice President and

     Chief Financial Officer